ESSEX CORPORATION

6708 Alexander Bell Drive

Columbia, MD 21046

July 7, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Essex Corporation
Registration Statement on Form S-3
File No. 333-125951

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Essex Corporation Registration Statement on Form S-3 (File No. 333-125951) to 5:30 p.m. on July 7, 2004, or as soon thereafter as practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Essex Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

•	Essex Corporation may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lisa G. Jacobson
Lisa G. Jacobson Chief Financial Officer